Exhibit 99.1

ReNew Announces $250 million share buyback and Preliminary Results for

Q3 FY’22

February 2, 2022: ReNew Energy Global plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), India’s leading renewable energy company, today announced that its Board of Directors has authorized a new $250 million share repurchase program to buy back Class A Ordinary Shares (“Share Repurchase Program”) in the capital of the Company. In addition, the Company is providing updates on certain financial metrics for the quarter and nine months ended December 31, 2021.

Share Buyback Program

The Board has authorised the repurchase of up to $250 million of Class A Ordinary Shares by way of open market purchases, which will be funded through cash received from the Company’s recent sale of its 117 MW/138 MWp solar rooftop portfolio, which was at an EV/run rate adjusted EBITDA multiple of approximately 9.5x, as well as from its current cash balance. The Company is currently evaluating further offers to sell minority interests of assets at similar indicated valuation multiples.

The Company will only commence the buyback under the Share Repurchase Program following approval by the court of the cancellation of the Company’s share premium and registration of such order with the Companies House as required under the UK Companies Act, 2006 and creation of distributable profits for the Company to undertake any share repurchases under the Share Repurchase Program. It is expected that all approvals will be received and repurchases could commence in mid-February 2022.

The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time.

Mr. Sumant Sinha, Chairman and CEO, ReNew Power, said, “This stock repurchase illustrates our confidence in the strength and resilience of our business model as well as our long-term growth prospects. Given our robust balance sheet and strong cash flow generation, the flexibility to opportunistically repurchase shares while concurrently executing our growth plan underscores our commitment to a shareholder enhancing, returns focused capital allocation strategy. Our stock is providing the highest return opportunity for its shareholders, and this repurchase is expected to be meaningfully accretive to our long-term EBITDA and cash flow per share targets. In addition, we continue to expect to achieve our aspirational goal of 18 GWs by FY’25 given our strong access to capital, current cash position, and potential sales of minority stakes in our assets.”

Run Rate Guidance

The Company is providing updated run rate EBITDA, run rate Cash Flow to equity and Net Debt guidance for its current operating portfolio of 7.3 GWs (after the recent rooftop sale) and total portfolio of 10.2 GWs, in line with previous disclosures:

($ in millions)	Run Rate Adjusted EBITDA	Run Rate Cash Flow to equity	Net Debt
7.3 GW Operating Portfolio	$825 - $890	$265 - $287	~$	4,175
10.2 GW Total Portfolio	$1,115 - $1,205	$383 - $413		$5,650 - $5,850

Preliminary Results for 3Q’ FY’22 and Nine Months Ended December 31, 2021:

The Company’s financial results for the three months and nine months ended December 31, 2021 are not finalized. The results for the three months and the nine months ended December 31, 2021 are preliminary and subject to completion, reflect the management’s current views and may change as a result of the management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results for the three months and the nine months ended December 31, 2021 are subject to the finalization and closing of the Company’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. The Company cautions you that the preliminary results the three months and the nine months ended December 31, 2021 are not guarantees of future performance or outcomes and that actual results may differ materially from those described below. Therefore, it is likely that further adjustments will be made.

•

The Company added 1.1 GWs of capacity during Q3 FY’22 of which 0.8 GWs was added organically. As of December 31, 2021, the Company’s portfolio consisted of 10.3 GWs of which 7.4 GWs are commissioned and 2.9 GWs are committed.

Total income (or total revenue) for the nine months ended December 31, 2021 was INR 51,727 million (US $ 695 million) and INR 13,608 million (US$ 183 million) for Q3 FY’22. Total income includes finance income of INR 1,235 million (US $ 17 million) for the nine months ended December 31, 2021 and INR 428 million (US $ 6 million) for Q3 FY22.

•

Adjusted EBITDA(2) (Non-IFRS) for the nine months ended December 31, 2021 was INR 42,458 million (US$ 571 million) and INR 10,556 (US$ 142 million) for Q3 FY22. Adjusted EBITDA was not adjusted for the net negative impact of weather relative to normal of approximately INR 4,082 million (US $55 million) for the nine months ended December 31,2021 and approximately INR 1,116 million (US$ 15 million) for Q3 FY22.

•

Gross debt on December 31, 2021 excluding debt with respect to acquisition in Q3 FY22 was INR 400,158 million (US $ 5,379 million) and including acquisition, gross debt was INR 411,008 million (US $ 5,525 million). Cash and bank balances were INR 59,843 million (US $ 804 million) as of December 31, 2022. During the third fiscal quarter of 2022, the cash spent on acquisition was INR 7,581 million (US $ 102 million).

•

Total receivables on December 31, 2021 were INR 51,713 million (US $ 695 million), of which INR 5,203 million (US $ 70 million) is unbilled and INR 1,447 million (US $ 19 million) is not due and others. Andhra Pradesh DISCOM (Distribution Companies being our customers) had a total outstanding of INR 16,533 million (US $ 222 million) which we expect to recover fully. The days sales outstanding improved by 16 days from September 30, 2021 to December 31, 2021.

Other Updates:

The Company also received a favorable order from the Karnataka High Court in December 2021 where Hubli Electricity Supply Company Limited (“HESCOM”) and Gulbarga Electricity Supply Company Limited (GESCOM), has been directed to clear all the outstanding dues payable to the Company for the power sold from the Company’s projects in the state of Karnataka, India. Karnataka DISCOMs were also directed to open or renew monthly irrevocable letters of credit under the terms of the PPA between the Company and DISCOM. Additionally, the court issued general directions to all the DISCOMs in the state of Karnataka to honor, discharge and fulfil their duties, obligations and liabilities under their PPAs with power producing companies. Total receivables on December 31, 2021 from all Karnataka DISCOMs, HESCOM and GESCOM were INR 6,685 million (US $ 90 million), INR 3,553 million (US $ 47 million), and INR 2,649 million (US $ 36 million) respectively

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Total income (or total revenue) less (a) finance income, (b) raw materials and consumables used, (c) employee benefits expense, (d) other expenses, plus (e) share based payment expense and others related to listing. The Company has used this definition for the purpose of disclosing preliminary results. The Company believes Adjusted EBITDA is useful to investors in assessing its ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on the Company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers appropriate for supplemental analysis.

Cash Flow to equity (CFe)

CFe is a non-IFRS financial measure. The Company presents CFe as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines CFe as adjusted EBITDA add non-cash expense, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

The Company believes IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of the Company’s operating business as a result of the long-term capital-intensive nature of its businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of the Company’s business.

The Company’s business owns high-value, long-lived assets capable of generating substantial CFe over time. The Company believes that external consumers of its financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value the Company’s business, and hence it believes this will better help potential investors in analyzing the cash generation from its operating assets.

The Company has disclosed CFe for its operational assets on a consolidated basis, which is not the Company’s cash from operations on a consolidated basis. The Company believes CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of its businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of its financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss these earnings results at 10:00 a.m. Eastern Time on February 2, 2022. The conference call can be accessed live via at https://edge.media-server.com/mmc/p/2spfx5if or by phone (toll-free) by dialing US/Canada: (855) 881 1339, UK: 0800 051 8245, India: 0008 0010 08443, SG: 800 101 2785, Japan: 005 3116 1281 or +61 7 3145 4010 (toll). A transcript / audio replay will be available following the call on the ReNew Investor Relations website at https://investor.renewpower.in/news-events/events.

Notes:

(1)

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 74.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

(2)

This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that the Company will be able to sign a PPA even though it has a letter of award. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

About ReNew Power

About ReNew: ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of December 31, 2021, ReNew had a total capacity of 10.3 GW of renewable energy projects across India including commissioned and committed projects. For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

Contacts:

Investors

Nathan Judge, CFA

Anunay Shahi

Ir@renewpower.in

RENEW ENERGY

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Total income to Adjusted EBITDA for the periods indicated:

Particulars	Q3 FY’22		Nine Months FY’22
	INR	USD	INR	USD
Total income	13,608	183	51,727	695
Less: Finance income	(428)	(6)	(1,235)	(17)
Less: Raw materials and consumables used	—	—	(192)	(2)
Less: Employee benefits expense	(1,142)	(15)	(3,424)	(46)
Less: Other expenses	(2,321)	(31)	(6,638)	(89)
Add: Share based payment expense and others related to listing	840	11	2,220	30
Adjusted EBITDA	10,556	142	42,458	571